

February 23, 2011

Via U.S. Mail and Facsimile

Martin S. Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re: mPhase Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Correspondence dated February 9, 2011**
> **File No. 000-30202**

Dear Mr. Smiley:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note your revisions in response to prior comment 1. Please ensure that you include current information when you file your revised preliminary proxy statement.

2.   Please confirm that you intend to resolve any comments regarding your pending confidential treatment requests before filing your definitive proxy statement.

Reasons For and Effects of the Proposal, page 12

3.   Please confirm the accuracy of the September 2007 and January 2011 prices that you cite in the last paragraph on page 12.

4.   Please reconcile the number of outstanding shares as of December 31, 2010 in the table on page 13 with the number in the balance sheet of your latest 10-Q. Also, the first share number in the third paragraph on page 14 does not match the number in the table on page 15, and the sum of the shares underlying options and warrants according to your second paragraph on page 14 does not match the number in the penultimate paragraph on page 12. Please ensure the accuracy of the disclosure in your document.

5.   We note your use of the defined term, *Secured Note,* in the penultimate paragraph on page 14 without explanation of what that term means. Please revise to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief